UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41175

Sangoma Technologies Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

100 Renfrew Drive
Suite 100
Markham, Ontario, Canada L3R 9R6
(905) 474-1990
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.1 and 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-261071).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Registrant for the three month periods ended September 30, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three month periods ended September 30, 2022 and 2021
99.3	Press Release dated November 10, 2022, titled “Sangoma Announces First Quarter Fiscal 2023 Results”
99.4	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.5	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: November 10, 2022	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Financial Officer